SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May 2008

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 14, 2008

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

Documents Included as Part of this Report

No.
1.	News release dated May 14, 2008

2.	Unaudited Interim Financial Statements for the Three Month Period Ended March 31, 2008

3.	Management’s Discussion and Analysis for the Three Month Period Ended March 31, 2008

NEWS RELEASE
For Immediate Release
May 14, 2008
AINSWORTH LUMBER CO. LTD. (TSX:ANS)
AINSWORTH REPORTS FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2008

	Three months ended
Unaudited	March 31
(Millions of Canadian dollars, except shares and per share data, in accordance with Canadian GAAP)	2008	2007
Sales	$88.5	$135.0
Operating loss	(38.0)	(30.8)
Foreign exchange (loss) gain on long-term debt	(36.1)	9.4
Net loss	(88.2)	(22.8)
Basic loss per share	(6.02)	(1.55)
Adjusted EBITDA (1)	(27.6)	(12.4)
Cash used in operating activities	(40.5)	(49.1)
Number of common shares outstanding (millions)	14.6	14.6

(1)	Adjusted EBITDA, a non-GAAP financial measure, is defined as net loss before amortization, (gain) loss on disposal of capital assets, finance expense, realized currency translation adjustments, foreign exchange (gain) loss on long-term debt, other foreign exchange (gain) loss, income tax recovery and other non-recurring items.
     Vancouver, British Columbia — Ainsworth Lumber Co. Ltd. (TSX: ANS) today reported its financial results for the quarter ended March 31, 2008.
     Net loss for the quarter was $88.2 million on sales of $88.5 million compared to net loss of $22.8 million on sales of $135.0 million in 2007. The decrease in sales is primarily the result of low OSB sales prices and the strong Canadian dollar, in combination with reduced shipment volumes due to production curtailments. The increased net loss is attributable mainly to lower production margins, a $36.1 million unrealized foreign exchange loss on long-term debt, reductions in tax recoveries, and additional financing transaction costs in the first quarter of 2008.
     Cash used in operations for the quarter was $40.5 million compared to $49.1 million in the first quarter of 2007. An improvement in cash generated by working capital was partially offset by an increase in operating losses. Cash generated by working capital in the first quarter of 2008 was $4.4 million compared to $14.5 million in cash used in working capital build up in the first quarter of 2007. This change was primarily due to reduced log purchasing activities and log inventory write-downs.
     OSB business conditions continue to be challenging, as the U.S. housing industry, a key driver of OSB demand, remains in a protracted downturn. U.S. housing starts continued to drop due to excess housing inventories and the constriction of credit availability in light of the mortgage credit market crisis.
     The average of the market prices reported by Random Lengths during the first quarter of 2008 was U.S.$137 per msf (North Central region, on a 7/16th-inch basis) compared to U.S.$145 per msf in the first quarter of 2007.
     OSB shipment volumes of 409,752 msf in the first quarter of 2008 were 24% lower than in the same period of 2007 as a result of reduced customer demand and additional plant closures. Production at our jointly-owned OSB facility at High Level, Alberta was indefinitely curtailed as of December 20, 2007 and the mill remained closed throughout the first quarter of 2008. Our Cook,

Minnesota facility began an indefinite production curtailment on January 16, 2008. Our Grande Prairie, Alberta and 100 Mile, British Columbia OSB facilities took temporary shutdowns totaling 38 days and 14.5 days of production time, respectively, during the first quarter of 2008. In addition, production at our Grand Rapids, Minnesota facility was indefinitely curtailed in the first quarter of both 2008 and 2007.
     Due to the protracted downturn in OSB demand as a result of weak U.S. housing markets and the significant appreciation of the Canadian dollar against the U.S. dollar, we continued to experience negative operating margins and net cash outflows. As a result, our ability to continue as a going concern will be dependent upon the continuing support of our creditors and suppliers, obtaining additional financing or refinancing our capital structure and, ultimately, achieving profitable operations. We are exploring strategic alternatives to strengthen our balance sheet and enhance our liquidity.
     Forward-looking statements in this news release relating to strategic alternatives and projected liquidity and to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and National Instrument 51-102 promulgated by the Canadian Securities Administrators. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating cots, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)
(Unaudited)

	March 31	December 31
	2008	2007

ASSETS
Current Assets
Cash and cash equivalents (Note 4)	$26,899	$69,627
Short-term investments	880	835
Accounts receivable, net of allowance for doubtful accounts of $22 (2007: $40)	21,508	21,537
Inventories (Note 5)	67,105	73,050
Prepaid expenses	7,252	11,113
Restricted cash	7,744	7,104
Current portion of future income tax assets	658	635

	132,046	183,901
Capital Assets, Net	829,528	830,102
Other Assets	24,767	22,887
Future Income Tax Assets	12,177	11,759
Goodwill	51,970	51,970

	$1,050,488	$1,100,619

LIABILITIES AND SHAREHOLDERS’ (DEFICIENCY) EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$47,511	$38,790
Income taxes payable	2,248	2,607
Current portion of future income tax liabilities	18,713	23,682
Current portion of long-term debt	10,643	10,122

	79,115	75,201
Accrued Pension Benefit Liability	6,887	6,651
Reforestation Obligation	4,381	4,451
Long-term Debt	1,001,022	967,250
Future Income Tax Liabilities	34,259	34,327

	1,125,664	1,087,880

Going Concern (Note 1)
Commitments and Guarantees (Note 6)
Contingencies (Note 7)

SHAREHOLDERS’ (DEFICIENCY) EQUITY
Capital Stock	55,827	55,827
(Deficit) Retained Earnings	(31,953)	62,698
Accumulated Other Comprehensive Loss	(99,050)	(105,786)

	(75,176)	12,739

	$1,050,488	$1,100,619

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.
Approved by the Board:

Catherine Ainsworth	Allen Ainsworth
DIRECTOR	DIRECTOR

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Operations
For the three months ended March 31
(In thousands of Canadian dollars, except per share data)
(Unaudited)

	2008	2007

Sales	$88,508	$135,035

Costs and Expenses
Costs of products sold (exclusive of amortization)	110,397	140,270
Selling and administration	6,655	8,865
Amortization of capital assets	11,221	15,139
(Gain) loss on disposal of capital assets (Note 8)	(2,750)	261
Write-off of capital assets	837	—
Cost of class action lawsuit	146	1,251

	126,506	165,786

Operating Loss	(37,998)	(30,751)

Finance Expense
Interest	17,619	19,043
Transaction costs (Note 9)	3,454	—

	21,073	19,043

Other Income	1,120	1,702
Foreign Exchange (Loss) Gain on Long-term Debt	(36,081)	9,434
Other Foreign Exchange Gain (Loss)	3,659	(2,019)
Realized Currency Translation Loss	(1,465)	(570)

Loss Before Income Taxes	(91,838)	(41,247)
Income Tax Recovery (Note 11)	(3,655)	(18,481)

Net Loss	$(88,183)	$(22,766)

Basic and diluted loss per common share	$(6.02)	$(1.55)

Weighted average number of common shares outstanding	14,649,140	14,649,140

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Comprehensive Loss
For the three months ended March 31
(In thousands of Canadian dollars)
(Unaudited)

	2008	2007

Net Loss	$(88,183)	$(22,766)

Other Comprehensive Income (Loss)
Unrealized gain (loss) on translation of self-sustaining foreign operations	5,271	(3,974)
Realized currency translation adjustments (reclassified to net loss)	1,465	570

	6,736	(3,404)

Comprehensive Loss	$(81,447)	$(26,170)

Interim Consolidated Statements of Changes in
Shareholders’ (Deficiency) Equity
For the three months ended March 31
(In thousands of Canadian dollars)
(Unaudited)

	2008	2007

Capital Stock	$55,827	$55,827

(Deficit) Retained Earnings
Beginning of period	62,698	279,153
Transitional adjustment on adoption of new accounting policy (Note 3)	(6,468)	—
Net loss	(88,183)	(22,766)

	(31,953)	256,387

Accumulated Other Comprehensive Loss on Translation of Self-Sustaining Foreign Operations
Beginning of period	(105,786)	(56,722)
Net unrealized gain (loss) on translation of self-sustaining foreign operations in the period	6,736	(3,404)

	(99,050)	(60,126)

Total (Deficit) Retained Earnings and Accumulated Other Comprehensive Loss	(131,003)	196,261

Total Shareholders’ (Deficiency) Equity	$(75,176)	$252,088

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Cash Flows
For the three months ended March 31
(In thousands of Canadian dollars)
(Unaudited)

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(88,183)	$(22,766)
Items not affecting cash
Amortization of capital assets	11,221	15,139
Non-cash portion of interest expense	334	472
Foreign exchange loss (gain) on long-term debt	36,081	(9,434)
(Gain) loss on disposal of capital assets	(2,750)	261
Write-off of capital assets	837	—
Change in non-current reforestation obligation	(70)	1,119
Future income taxes	(3,832)	(19,938)
Realized currency translation adjustments	1,465	570
Change in non-cash operating working capital (Note 13)	4,427	(14,508)

Cash used in operating activities	(40,470)	(49,085)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of long-term debt	—	75
Repayment of long-term debt	(2,047)	(1,628)
Repayment of capital lease obligations	(75)	(81)

Cash used in financing activities	(2,122)	(1,634)

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments	(45)	35,029
Restricted cash	(640)	43,880
Additions to capital assets	(3,206)	(41,613)
Decrease in other assets	371	1,043
Proceeds on disposal of capital assets	3,392	603

Cash (used in) provided by investing activities	(128)	38,942

Effect of foreign exchange rate changes on cash and cash equivalents	(8)	(25)

NET CASH OUTFLOW	(42,728)	(11,802)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	69,627	74,312

CASH AND CASH EQUIVALENTS, END OF PERIOD	$26,899	$62,510

SUPPLEMENTAL INFORMATION
Taxes paid	$60	$4,309

Interest paid	$8,226	$7,405

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2008 and 2007
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)

1.	GOING CONCERN

The unaudited interim consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on the assumption that the Company continues as a going concern. The going concern basis of presentation assumes that the Company will continue operations for the foreseeable future and will be able to realize assets and discharge liabilities and commitments in the normal course of business. If the going concern assumption was not appropriate for these financial statements, adjustments would have to be made to the carrying value of assets and liabilities, reported revenues and expenses and balance sheet classifications.

There is reasonable doubt about the appropriateness of using the going concern assumption because of the Company’s current liquidity position and forecasted operating cash flows and capital requirements for the next twelve months. The decline in demand for OSB in the U.S. residential housing market and the significant appreciation of the Canadian dollar against the U.S. dollar led to negative operating margins. In addition, under the Company’s existing long-term and current indebtedness, over the remainder of 2008 the Company must provide for interest payments of approximately $62 million and principal payments of $8.5 million. Under these circumstances, the Company has significant liquidity risk (Note 16).

The Company is exploring strategic alternatives to improve capital structure and enhance liquidity, including refinancing debt, non-core asset sales and cost reduction initiatives. Such strategic alternatives may have a material impact on its current capital structure, lenders and shareholders. In addition, the existing indenture agreement allows for borrowing of up to $50 million, subject to meeting certain conditions.

2.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2007. The Company’s accounting policies are in accordance with Canadian GAAP. These accounting policies are consistent with those outlined in the 2007 annual audited financial statements, except as noted in Note 3. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

3.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2008 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for capital disclosures, inventories and financial instruments presentation and disclosure.

Section 1535 — Capital Disclosures
This section establishes standards for disclosures about an entity’s capital and how it is managed. Under this standard, the Company is required to disclose qualitative information about its objectives, policies and processes for managing capital; to disclose quantitative data about what it regards as capital; and to disclose whether an entity has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2008 and 2007
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)

3.	CHANGES IN ACCOUNTING POLICIES (Continued)

Section 3031 — Inventories

The Company has applied Section 3031 on a prospective basis, with opening inventory adjustments recorded against opening retained earnings. Under the new requirements, inventory must be valued at the lower of cost and net realizable value. Cost of panel products is defined as all costs that relate to bringing the inventory to its present location and condition under normal operating conditions and includes manufacturing costs, such as raw materials, labour and production overhead and amortization costs. Inventory cost is determined using the three month weighted average cost of production. Cost of logs is defined as all costs that relate to purchasing, harvesting and delivery of the logs to their present location, including labour, overhead and amortization. Materials, supplies and consumable spares are valued at the lower of cost and replacement cost, which approximates net realizable value, and are expensed when introduced into the production process. As at January 1, 2008, capital spares in the amount of $1.2 million have been reclassified to capital assets and are amortized over the estimated remaining life of the related mill. The adjustment to opening inventory and retained earnings on adoption of Section 3031 was $6.5 million, net of tax of $1.2 million.

Section 3862 — Financial Instruments — Disclosures

This section requires entities to provide disclosure of quantitative and qualitative information that enables users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks.

Section 3863 — Financial Instruments — Presentation

This section establishes standards for presentation of financial instruments and non-financial derivatives.

4.	CASH AND CASH EQUIVALENTS

On March 26, 2008, as a result of liquidity falling below U.S.$75.0 million, under the terms of the U.S.$42.3 million equipment financing facility the Company received a prepayment notification from the lender requiring prepayment of interest for a period of twelve months. Cash and cash equivalents includes $2.6 million (December 31, 2007: $Nil) designated for this prepayment of interest, which was paid on April 2, 2008.

5.	INVENTORIES

The carrying value of logs and panel products, valued at net realizable value, and materials, supplies and consumable spares valued at lower of cost and replacement cost, is set out in the following table:

	March 31	December 31
	2008	2007

Logs	$15,008	$21,124
Panel products	18,270	17,990
Materials, supplies and consumable spares	33,827	33,936

	$67,105	$73,050

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2008 and 2007
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)

5.	INVENTORIES (Continued)

During the period ended March 31, 2008, log inventory write-downs of $7,502 and panel product inventory write-downs of $525 were recorded. Inventory write-downs may be reversed (to the extent of the original write-down) if circumstances change in subsequent periods.

The carrying amount of inventories pledged as security for loans was $61,701 as at March 31, 2008 (December 31, 2007: $73,050).

6.	COMMITMENTS AND GUARANTEES

As part of the Grande Prairie expansion project, the Company has entered into agreements to purchase machinery, equipment, engineering and management support services totaling approximately $5,366 (December 31, 2007: $5,280). The terms of the contracts are varied and extend through 2009.

The Company has long-term purchase contracts with annual minimum volume commitments. All contracts are at market prices and on normal business terms.

The Company is a party to contracts in which it agrees to indemnify third parties for product liabilities that arise out of or relate to sales contracts. The Company cannot estimate the potential amount of future payments under these agreements until events arise that would trigger the liability.

7.	CONTINGENCIES

In 2006, the Company, along with other North American OSB producers, was named as a defendant in several lawsuits which alleged violations of United States anti-trust laws in relation to the pricing and supply of OSB from mid-2002 to the present. In October 2007, the Company finalized a settlement agreement with the direct purchaser plaintiffs. Under the terms of the agreement, the Company paid $8.6 million (U.S.$8.6 million) into escrow to be distributed across the settlement class. In January 2008, the Company finalized a settlement agreement with the indirect purchaser plaintiffs. Under the terms of the agreement, the Company paid $1.3 million (U.S.$1.3 million) into escrow to be distributed across the settlement class. These settlement amounts, along with associated legal costs, were reflected in the Company’s results as at December 31, 2007. The Company received preliminary court approval of these settlements in March 2008. The Company continues to believe the allegations against it in these claims are entirely without merit. The decision to enter into the settlement agreements was solely an attempt to avoid prolonged litigation.

In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at March 31, 2008 cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, results of operations or cash flows.

8.	GAIN ON DISPOSAL OF CAPITAL ASSETS

On March 26, 2008, the Company completed the sale of an unused finger-joint lumber facility for net proceeds of $3.4 million. The carrying value of the facility was $650 and was previously included in Corporate assets for the purposes of segmented disclosures.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2008 and 2007
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)

9.	TRANSACTION COSTS

On February 15, 2008, the Company announced the commencement of an exchange offer for the Company’s senior notes and a consent solicitation from holders of senior notes to certain amendments of the respective indentures governing such notes. On March 15, 2008, the Company announced that the exchange offer and consent solicitation had expired without any notes being exchanged thereunder. Transaction costs of $3,454 represent professional fees and filing fees associated with the exchange offer and consent solicitation.
10.	PENSION EXPENSE

Pension expense related to the Company’s defined benefit plans is $1,653 (2007: $1,839) and is estimated using assumptions consistent with those applied in the Company’s annual audited financial statements. Amortization of past service cost and the net actuarial gain is calculated in a manner consistent with that disclosed in the annual audited financial statements and is not considered significant to disclose separately. The Company made contributions of $1,691 (2007: $Nil) for the period.
11.	INCOME TAX RECOVERY

During the first quarter of 2008, the Company determined that, in light of poor OSB market conditions, continued operational losses and a bleak market outlook for 2008 and 2009, the future income tax benefit of certain Canadian tax loss carryforwards should be provided for. As a result, the Company is no longer recording the benefit of currently incurred Canadian tax losses. Since the fourth quarter of 2007, the Company is also not recording the benefit of currently incurred U.S. tax losses. During the quarter ended March 31, 2008, certain permanent differences, such as the non-taxable portion of the foreign exchange loss on our U.S. debt, and the expected reversal of certain future income tax assets at lower effected tax rates resulted in a tax recovery of $3.7 million.
12.	RELATED PARTY TRANSACTIONS

During the quarter, the Company paid $42 (2007: $30) to a company owned by officers of the Company for rental charges relating to mobile forestry and transportation equipment. These transactions were conducted on normal commercial terms and prices.
13.	CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended March 31
	2008	2007

Accounts receivable	$(2,691)	$(6,435)
Inventories	(2,335)	(23,169)
Income taxes receivable/payable	(356)	(3,132)
Prepaid expenses	1,395	1,086
Accounts payable and accrued liabilities	8,414	17,142

	$4,427	$(14,508)

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2008 and 2007
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)

14.	SEGMENTED INFORMATION

	OSB	Plywood	Corporate	Consolidated

Three months ended March 31, 2008
Sales to external customers	$70,281	$18,227	$—	$88,508
Operating loss	(31,599)	(238)	(6,161)	(37,998)

Three months ended March 31, 2007
Sales to external customers	$109,533	$25,502	$—	$135,035
Operating loss	(19,121)	(563)	(11,067)	(30,751)

Sales attributed to countries based on location of customer are as follows:

	Three months ended March 31
	2008	2007

United States	$62,815	$102,671
Canada	10,317	16,803
Overseas	15,376	15,561

	$88,508	$135,035

Capital assets attributed to countries based on location are as follows:

	March 31	December 31
	2008	2007

Canada	$613,075	$620,412
United States	216,453	209,690

	$829,528	$830,102

Goodwill of $51,970 (2007: $51,970) is attributable to the acquisition of Voyageur Panel Canada Limited which is located in Canada.
15.	MANAGEMENT OF CAPITAL

The Company defines capital as working capital, long-term debt and equity, as reflected in these interim financial statements. The Company manages capital by adjusting the amount of dividends paid to shareholders, purchasing shares for cancellation pursuant to normal course issuer bids, issuing new shares, issuing new debt, and/or issuing new debt to replace existing debt with different characteristics. Under its existing debt indentures, the Company is restricted in managing capital and must conform with the indentures’ provisions, which govern capital components such as dividends, asset sales and debt incurrence.
16.	FINANCIAL INSTRUMENTS AND RISKS

The Company undertakes transactions in a range of financial instruments including cash, short-term investments, trade and other receivables, trade and other payables and various forms of borrowings, including senior unsecured notes, bank loans and a capital lease.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2008 and 2007
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)

16.	FINANCIAL INSTRUMENTS AND RISKS (Continued)

a) Financial Risks

The Company’s activities result in exposure to a number of financial risks, including credit risk, liquidity risk and market risk. Management’s policies for minimizing these risks are set out below.

Credit Risk

Credit risk is the risk that a contracting entity will not complete its obligations under a financial instrument and cause a financial loss. The Company is exposed to credit risk on accounts receivables and short-term investments. The Company’s maximum exposure to credit risk related to receivables and short-term investments is the gross carrying amount of these assets net of any allowance for doubtful accounts or impairment loss as reflected in these interim financial statements. As at March 31, 2008, the amount of accounts receivable past due was nominal.

Credit risk associated with short-term investments is minimized by ensuring that commercial paper investments have the highest rating obtainable and that certificates of deposit are placed with well-capitalized financial institutions and other creditworthy counterparties. Concentration of credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process and the dispersion of a large number of customers across many geographic areas.

Liquidity Risk

Liquidity risk is the risk that the Company encounters difficulty in meeting its obligations associated with financial liabilities. Liquidity risk includes the risk that, as a result of operational liquidity requirements, the Company: will not have sufficient funds to settle a transaction on the due date; will be forced to sell financial assets at a value which is less than what they are worth; or may be unable to settle or recover a financial asset at all. Liquidity risk arises from accounts payable, long-term debt, commitments and financial guarantees.

To help reduce these risks the Company has certain committed borrowing facilities or other lines of credit. In addition, the Company continuously monitors and reviews both actual and forecasted cash flows. The ability of the Company to continue as a going concern is disclosed in Note 1 and is dependant upon the continuing support of its creditors and suppliers, obtaining additional financing or refinancing its capital structure and, ultimately, achieving profitable operations.

The contractual maturity of the Company’s liabilities, long-term debt and commitments are shown in the following table. These amounts represent the future undiscounted principal and interest cash flows and therefore do not equate to the carrying values shown in the balance sheet.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2008 and 2007
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)

16.	FINANCIAL INSTRUMENTS AND RISKS (Continued)

Liquidity Risk (Continued)

	Less than	1 to 3	4 to 12	1 to 5
	1 month	months	months	years

6.75% Senior Unsecured Notes	$—	$11,086	$11,086	$88,690
7.25% Senior Unsecured Notes	—	10,233	10,233	359,048
LIBOR plus 3.75% Floating Rate Senior Unsecured Notes	—	2,537	7,610	173,087
LIBOR plus 4.00% Floating Rate Senior Unsecured Notes	—	1,287	3,862	20,596
Senior Secured Term Loan	493	1,002	4,515	23,971
Equipment loan	3,241	1,380	6,209	38,769
Deutsche Bank equipment loan	—	1,490	1,462	10,707
Capital lease obligations	83	166	745	3,973
Operating lease obligations	293	587	2,266	2,941
Accounts payable and accrued liabilities	31,113	713	4,077	—
Reforestation obligation	—	—	—	4,381
Purchase commitments	865	1,790	7,830	22,870

	$36,088	$32,270	$59,896	$749,034

Market Risk
Interest rate risk
Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Company is exposed to interest risk on its floating rate debt. Unfavourable changes in the applicable interest rates may result in an increase in interest expense. The Company manages its exposure to interest rate risk by maintaining a combination of floating rate debt and fixed rate debt. The Company does not use derivative instruments to reduce its exposure to interest rate risk.
At March 31, 2008, if interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s after-tax net loss would increase/decrease by approximately $1.9 million on an annual basis (December 31, 2007: $1.2 million). Other comprehensive loss would decrease/increase by $Nil (December 31, 2007: $Nil). The increased sensitivity of after-tax net loss to interest rate changes in 2008 is due the Company’s decision to stop recording the benefit of currently incurred tax losses.
Currency risk
Currency risk refers to the risk that the value of a financial commitment, recognized asset or liability will fluctuate due to changes in foreign currency rates. The Company’s functional currency is the Canadian dollar, but it is exposed to foreign currency risk primarily arising from U.S. dollar denominated long-term debt, cash, accounts receivable and accounts payable. In addition, the majority of the Company’s sales are transacted in U.S. dollars.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2008 and 2007
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)

16.	FINANCIAL INSTRUMENTS AND RISKS (Continued)

Market Risk (Continued)

Foreign currency risk also arises on translation of the net assets of the Company’s self-sustaining U.S. subsidiary. This foreign currency translation risk exposure is partially offset by sales contracts and borrowings denominated in U.S. dollars. The U.S. dollar is the only foreign currency to which the Company has significant exposure. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

At March 31, 2008, if the Canadian dollar had weakened/strengthened one cent against the U.S. dollar with all other variables held constant, after-tax net loss for the year would have been $8.6 million higher/lower on an annual basis (December 31, 2007: $5.3 million), and other comprehensive income would have been $Nil lower/higher (December 31, 2007: $Nil). The increased sensitivity of after-tax net loss to foreign currency rate changes in 2008 is due to the Company’s decision to stop recording the benefit of currently incurred tax losses.

Commodity price risk

The Company’s financial performance is principally dependent on the demand for and selling prices of its products. Both are subject to significant fluctuations. The markets for panel products are cyclical and are affected by factors such as global economic conditions including the strength of the U.S. housing market, changes in industry production capacity, changes in world inventory levels and other factors beyond the Company’s control. At this time, the Company has elected not to actively manage its exposure to commodity price risk.

b) Fair Values

The fair value of financial instruments, with the exception of long-term debt, is estimated to approximate their carrying value at March 31, 2008 due to the immediate or short-term maturity of these financial instruments.

The fair value of long-term debt is determined using quoted ask prices for the Company’s senior unsecured notes. The estimated fair value may differ from the amount which could be realized in an immediate settlement. The carrying values and fair values of the long-term debt are as follows:

	March 31, 2008		December 31, 2007
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Senior notes	$835,399	$547,204	$806,350	$534,164
Term loan	105,357	105,357	101,744	101,744
Equipment financing	60,872	60,872	59,510	59,510
Capital leases	10,037	10,038	9,768	9,768

	$1,011,665	$723,471	$977,372	$705,186

The term loan is secured by accounts receivable and inventory having a carrying value of $82,265. Equipment financing of U.S.$42,341 is secured by certain capital assets.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2008 and 2007
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)

17.	SUBSEQUENT EVENT

On April 10, 2008, the Company finalized a settlement of a claim to a warranty holdback included in the purchase agreement relating to the Company’s purchase of Voyageur Panel Ltd. in May 2004. Under the terms of the settlement agreement, the Company received cash proceeds of $2.9 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the Three Month Period Ended March 31, 2008
This management’s discussion and analysis is presented as at May 14, 2008. Financial references are in Canadian dollars unless otherwise indicated. Additional information relating to Ainsworth, including our annual information form, is available on SEDAR at www.sedar.com. Our financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian dollars.
Overview
Ainsworth is a leading manufacturer of engineered wood products, such as oriented strand board (“OSB”) and specialty overlaid plywood. In 2007, RISI, an independent information provider for the global forest products industry, ranked our OSB manufacturing capacity as the fourth largest in North America. We own six OSB manufacturing facilities, three in Canada, and three in northern Minnesota. We also have a 50% ownership interest in an OSB facility located in High Level, Alberta. Due to market conditions, we are presently operating three OSB facilities in Canada and one OSB facility in Minnesota.
Ainsworth’s business is focused primarily on the structural wood panels sector. Our business strategy is to increase revenues generated from value-added products, including OSB webstock, rimboard, radiant barrier OSB panels, jumbo OSB panels, export-standard OSB and specialty overlaid plywood (Ainsworth is also one of the largest manufacturers of specialty overlaid concrete-forming plywood in North America). These products command premium pricing, particularly during cyclical lows for commodity products, such as in the current market environment. Complementary to this strategy is the expansion at our Grande Prairie, Alberta OSB facility. On completion, the expanded facility will be able to produce OSB, oriented strand lumber (“OSL”) and laminated strand lumber (“LSL”). OSL and LSL are engineered wood product alternatives to traditional sawn lumber products. Capital spending at the Grande Prairie facility is currently on hold to preserve liquidity until market conditions improve.
Review of Operating Results
OSB market conditions continue to be challenging, as the U.S. housing industry, a key driver of OSB demand, remains in a protracted downturn. U.S. housing starts continued to drop due to excess housing inventories and the constriction of credit availability in light of the mortgage credit market crisis.
The average of the market prices reported by Random Lengths during the first quarter of 2008 was U.S.$137 per msf (North Central region, on a 7/16th-inch basis) compared to U.S.$145 per msf in the first quarter of 2007.
OSB shipment volumes of 409,752 msf in the first quarter of 2008 were 24% lower than in the same period of 2007 as a result of reduced customer demand and additional plant closures. Production at our jointly-owned OSB facility at High Level, Alberta was indefinitely curtailed as of December 20, 2007 and the mill remained closed throughout the first quarter of 2008. Our Cook, Minnesota facility began an indefinite production curtailment on January 16, 2008. Our Grande Prairie, Alberta and 100 Mile, British Columbia OSB facilities took temporary shutdowns totaling 38 days and 14.5 days of production time, respectively, during the first quarter of 2008. In addition, production at our Grand Rapids, Minnesota facility was indefinitely curtailed in the first quarter of both 2008 and 2007.
Due to the protracted downturn in the OSB market and the significant appreciation of the Canadian dollar against the U.S. dollar, we continued to experience negative operating margins and net cash outflows. As a result, our ability to continue as a going concern will be dependent on the continuing support of our creditors and suppliers, obtaining additional financing or refinancing our capital structure and, ultimately, achieving profitable operations.

Review of Financial Results
In the first quarter of 2008 our margins and adjusted EBITDA were negatively affected by the ongoing low OSB prices. A foreign exchange loss on long-term debt as a result of the weakening Canadian dollar in the first quarter further increased our net loss.
Financial Summary

	Q1-08	Q1-07
(in millions)
Sales	$88.5	$135.0
Costs and expenses	126.5	165.8
Operating loss	(38.0)	(30.8)
Net loss	(88.2)	(22.8)
Adjusted EBITDA (1)	(27.6)	(12.4)

(1)	Adjusted EBITDA, a non-GAAP financial measure, is defined as net (loss) income before amortization, (gain) loss on disposal of capital assets, finance expense, realized currency translation adjustments, foreign exchange (gain) loss on long-term debt, other foreign exchange (gain) loss, income tax recovery and other non-recurring items. We have presented this measure as we believe that, in addition to net loss, adjusted EBITDA provides investors with a basis to evaluate our operating performance and ability to incur and service debt. Adjusted EBITDA is calculated as follows:

	Q1-08	Q1-07
(in millions)
Net loss	$(88.2)	$(22.8)
Add:
Amortization of capital assets	11.2	15.1
Write-off of capital assets	0.8	—
(Gain) loss on disposal of capital assets	(2.8)	0.3
Cost of class action lawsuit	0.1	1.3
Finance expense	21.1	19.0
Income tax recovery	(3.7)	(18.5)
Foreign exchange loss (gain) on long-term debt	36.1	(9.4)
Other foreign exchange (gain) loss	(3.7)	2.0
Realized currency translation adjustments	1.5	0.6

Adjusted EBITDA	$(27.6)	$(12.4)

Net Loss
The net loss for the quarter ended March 31, 2008 was $88.2 million compared to a loss of $22.8 million in the first quarter of 2007. The increased loss is attributable mainly to a foreign exchange loss on long-term debt and reductions in tax recoveries, as well as increased losses on production margins (sales less costs of products sold) and financing transaction costs in the first quarter of 2008.
Adjusted EBITDA
Adjusted EBITDA was a loss of $27.6 million in the first quarter of 2008, compared to the adjusted EBITDA loss of $12.4 million in the first quarter of 2007. Negative production margins increased by $16.7 million compared to the first quarter of 2007, which was partially offset by a $2.2 million decrease in selling and administration expenses. In addition, there was a $0.6 million reduction in other income, further contributing to the increase in adjusted EBITDA loss.
The stronger Canadian dollar relative to the U.S. dollar, an average of fourteen cents higher in the first quarter of 2008 compared to 2007, resulted in a decrease to our quarterly adjusted EBITDA of $4.8 million, reflected in the increased negative production margins.

Sales
Total sales for the three months ended March 31, 2008 were $88.5 million, $46.5 million less than in the first quarter of 2007. The decrease is primarily attributable to a decrease in OSB shipment volume in combination with the decline in OSB prices.
OSB Sales
Total OSB sales in the first quarter of 2008 of $70.3 million were $39.2 million lower than the $109.5 million of sales for the same period in 2007. $22.6 million of the decrease in OSB sales was due to reductions in shipment volumes as our jointly-owned High Level facility was closed for the entire quarter and our 100 Mile and Grande Prairie facilities took extended downtime. The remainder of the decrease in OSB sales was the result of a 15% decline in realized sales prices.
Specialty Overlaid Plywood and Other Products
Specialty overlaid plywood and other product sales of $18.2 million were $7.3 million less than sales of $25.5 million during the same period in 2007. Plywood shipment volumes were down 22% as our Savona plywood facility reduced overall shifts and took market-related downtime. Realized sales prices dropped 7% compared to the first quarter of 2007, further amplifying the decrease in sales.
Costs of Products Sold (Exclusive of Amortization)
Total costs of products sold were $110.4 million in the first quarter of 2008, representing a 21% decrease from the first quarter of 2007.
OSB Costs of Products Sold
In the first quarter of 2008, OSB costs of products sold were $92.5 million. Costs decreased by $23.7 million compared to the first quarter of 2007. This decrease was due primarily to the reduction in volume, which reduced OSB costs of products sold by $29.8 million compared to 2007. This decrease was partially offset by a 5% increase in total cost per unit shipped. The increase in per unit costs was attributable to $7.5 million of log inventory write-downs on the adoption of new accounting standards under Canadian GAAP. Resin and wax costs decreased at most locations as a result of cost reduction initiatives and a stronger Canadian dollar compared to the first quarter of 2007. Repairs and maintenance expenses for the period were also lower than 2007 as discretionary expenses and contractor costs were tightly managed and reduced where possible.
Specialty Overlaid Plywood and Other Products
Costs of plywood and other products sold of $17.9 million were $6.2 million lower than in the first quarter of 2007. The decrease was the result of a 22% reduction in plywood shipment volumes due to market-related downtime and a 4% decrease in per unit costs due to cost reduction initiatives.
Selling and Administration
Selling and administration expenses of $6.7 million in the first quarter of 2008 were $2.2 million lower than in the first quarter of 2007. Significant savings arose from reductions in outsourced information technology support. Additional decreases resulted from continued reductions in discretionary spending in areas such as travel, employee remuneration and other general spending.
Amortization of Capital Assets
Amortization expense of $11.2 million in the first quarter of 2008 was $3.9 million lower compared to the first quarter of 2007. Our OSB panel product mills are amortized using the units-of-production method and the amortization expense decreased as volumes decreased due to production curtailments.

Gain on Disposal of Capital Assets
On March 26, 2008, we completed the sale of an unused finger-joint lumber facility for net proceeds of $3.4 million. The carrying value of the facility as at December 31, 2007 was $650 (December 31, 2006: $650). The sale was made as part of our strategy to enhance liquidity by monetizing non-core assets.
Cost of Class Action Lawsuit
In the first quarter of 2007, legal and professional fees of $1.3 million were recorded for our defence against a class action lawsuit alleging violation of U.S. anti-trust laws in relation to the pricing and supply of OSB.
In October 2007 and January 2008, we finalized settlement agreements with the direct and indirect purchaser plaintiffs in the OSB anti-trust litigation. Under the terms of the agreement with the direct plaintiffs, we paid $8.6 million (U.S.$8.6 million) into escrow to be distributed across the settlement class. Under the terms of the agreement with the indirect plaintiffs, we paid $1.3 million (U.S.$1.3 million) into escrow to be distributed across the settlement class. These settlement amounts, along with associated legal costs, were reflected in the Company’s results as at December 31, 2007. We received preliminary court approval of these settlements in March 2008. We continue to believe the allegations against us in these claims are entirely without merit. The decision to enter into the settlement agreements was solely an attempt to avoid prolonged litigation.
Finance Expense
Finance expense incurred in the first quarter of 2008 of $21.1 million was $2.1 million higher than in the first quarter of 2007. This increase was due to costs of $3.5 million incurred to source new financing. The increase was partially offset by a lower LIBOR rate in the first quarter of 2008 and the effect of the stronger Canadian dollar, as our interest payments in U.S. dollars were translated to Canadian dollars at a stronger exchange rate than in the first quarter of 2007.
Other Income
Other income of $1.1 million in the first quarter of 2008 was $0.6 million lower than in the first quarter of 2007. This decrease is primarily due to lower interest income earned on cash balances.
Foreign Exchange Loss on Long-term Debt
The unrealized foreign exchange loss on long-term debt in the first quarter of 2008 was $36.1 million compared to a gain of $9.4 million in the first quarter 2007. At March 31, 2008, the Canadian dollar was 3% weaker than at December 31, 2007, resulting in a foreign exchange loss on the revaluation of our long-term debt in Canadian dollars, while at March 31, 2007, the Canadian dollar was 1% stronger than at December 31, 2006, resulting in a foreign exchange gain on long-term debt.
Income Taxes
Income tax recovery for the quarter was $3.7 million compared to $18.5 million in the first quarter of 2007. During the first quarter of 2008, we determined that, in light of poor OSB market conditions, continued operational losses and a bleak market outlook for 2008 and 2009, the future income tax benefit of certain Canadian tax loss carryforwards should be provided for. As a result, we are no longer recording the benefit of currently incurred Canadian tax losses. Since the fourth quarter of 2007, we are also not recording the benefit of currently incurred U.S. tax losses. In addition, certain permanent differences, such as the non-taxable portion of the foreign exchange loss on our U.S. debt, had a further impact on our effective tax rate.

Liquidity and Capital Resources
As of March 31, 2008, our adjusted working capital was $63.2 million, compared to $124.7 million as at December 31, 2007. We have presented adjusted working capital as we believe that it provides investors with a basis to evaluate our ability to fund operations and capital expenditures. Adjusted working capital is a non-GAAP measure, calculated as follows:

	2008	2007
(in millions)
Current assets	$132.0	$183.9
Current portion of future income tax assets	(0.7)	(0.6)
Restricted cash	(7.7)	(7.1)
Current liabilities	(79.1)	(75.2)
Current portion of future income tax liabilities	18.7	23.7

Adjusted working capital	$63.2	$124.7

The decrease in adjusted working capital was primarily due to operating losses created by poor OSB market conditions, which resulted in an overall use of working capital to finance operations.

	Q1-08	Q1-07
(in millions)
Cash used in operating activities	$(40.5)	$(49.1)
Cash used in financing activities	(2.1)	(1.6)
Cash (used in) provided by investing activities	(0.1)	38.9
Additions to capital assets	3.2	41.6
Cash used in operations for the quarter was $40.5 million compared to $49.1 million in the first quarter of 2007. An improvement in cash generated by working capital was partially offset by an increase in operating losses. Cash generated by working capital in the first quarter of 2008 was $4.4 million compared to $14.5 million in cash used by working capital in the first quarter of 2007. This change was primarily due to reduced log purchasing activities and log inventory write-downs.
Cash used in financing activities for the first quarter of 2008 was $2.1 million, which was comparable to the first quarter of 2007.
In the first quarter of 2008, cash used in investing activities was $0.1 million compared to cash provided by investing activities of $38.9 million in the same period of 2007. This change is primarily due to the decline in cash, as short-term investments were redeemed to fund operations in the first quarter of 2007. Restricted cash decreased in the first quarter of 2007 upon payment of capital expenditures on the Grande Prairie expansion project and release of the related letters of credit. In the first quarter of 2008, investing cash inflows of $3.4 million on the disposal of our Abbotsford finger-joint lumber facility were offset by required capital expenditures.
Cash additions to capital assets were $3.2 million in the first quarter of 2008. Capital spending was lower than in the prior year as we limited capital spending and halted construction on the Grande Prairie expansion project to preserve liquidity in an environment of reduced market demand and rapidly escalating construction labour and material costs. At March 31, 2008, we have accrued payments of $3.7 million for the Grande Prairie expansion and we are further committed to purchase machinery, equipment and electrical engineering services totaling approximately $5.4 million payable over the next two years. Any discretionary capital expenditures, including the expansion of Grande Prairie, have been put on hold until market conditions improve.
On February 15, 2008 we announced that we had commenced an exchange offer for our senior notes and a consent solicitation from holders of senior notes to certain amendments to the respective indentures governing such notes. On March 15, 2008 we announced that the exchange offer and consent solicitation had expired without any notes being exchanged thereunder.

Under the terms of our U.S.$42.3 million equipment financing facility, if our liquidity falls below U.S.$75.0 million, the lender may require us to prepay interest for a period of twelve months. At December 31, 2007 our liquidity for the purpose of this financing facility was $73.1 million (U.S.$73.8 million). On March 26, 2008, we received a prepayment notification from the lender requiring payment of $2.6 million (U.S.$2.5 million) interest, which was paid subsequent to the end of the first quarter.
The consolidated financial statements are presented in accordance with Canadian GAAP on the assumption that the Company continues as a going concern. The going concern basis of presentation assumes that the Company will continue operations for the foreseeable future and will be able to realize assets and discharge liabilities and commitments in the normal course of business. If the going concern assumption was not appropriate for these financial statements, adjustments would have to be made to the carrying value of assets and liabilities, reported revenues and expenses and balance sheet classifications.
There is reasonable doubt as to the appropriateness of using the going concern assumption because of our current liquidity position and our forecasted operating cash flows and capital requirements for the next twelve months. The decline in demand for OSB in the U.S. residential housing market and the significant appreciation of the Canadian dollar against the U.S. dollar led to negative operating margins. In addition, under our existing long-term and current indebtedness, in 2008 we must provide for annual interest payments of $62 million and principal payments of $8.5 million. Under these circumstances, the Company has significant liquidity risk.
The ability of the Company to continue as a going concern is dependant upon the continuing support of our creditors and suppliers, obtaining additional financing or refinancing our capital structure and, ultimately, achieving profitable operations.
We are exploring strategic alternatives to improve our capital structure and enhance liquidity, including debt refinancing, non-core asset sales and cost reduction initiatives. Such strategic alternatives may have a material impact on our current capital structure, lenders and shareholders. In addition, our existing indenture agreement allows for borrowing of up to $50 million, subject to meeting certain conditions.
Subsequent Events
On April 10, 2008, the Company finalized a settlement of a claim to a warranty holdback included in the purchase agreement relating to the Company’s purchase of Voyageur Panel Ltd. in May 2004. Under the terms of the settlement agreement, the Company received cash proceeds of $2.9 million.
Carrying Value of Long-Lived Assets and Goodwill
At December 31, 2007 we performed impairment tests on the remaining carrying value of goodwill, intangible assets and OSB facilities. As a result of these tests, we recorded impairment charges for certain of these assets. At March 31, 2008, management believes that there has not been a substantial change in events or circumstances indicating that carrying values may not be recoverable. However, should the markets for our products deteriorate to levels significantly below current forecasts, should capital not be available to fund operations or expenditures, or should our strategic alternatives result in material changes to our capital structure and operations or be unsuccessful, further impairment charges may be required. From time to time we also review possible dispositions of various capital assets in light of current and anticipated economic and industry conditions, our financing and strategic plan and other relevant factors. As a result, we may be required to record impairment charges in connection with any decision to close or dispose of such assets.
Off-Balance Sheet Arrangements
As at March 31, 2008, we did not have any significant off-balance sheet arrangements other than letters of credit in the amount of $7.7 million ($7.1 million at December 31, 2007), for which cash has been pledged as collateral, and our co-venturer’s share of the accounts payable and accrued liabilities of our High Level project in the amount of $30 thousand ($1.8 million at December 31, 2007). By agreement with the co-venturer, if the co-venturer does not pay its share of accounts payable and accrued liabilities, we may pay such amounts and recover them from the co-venturer’s share of production. We do not believe that we have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or resources that is material to investors.
Contingencies
In February and March 2006, we were named as a defendant, along with seven other North American OSB producers, in several lawsuits alleging violation of U.S. anti-trust laws in relation to the pricing and supply of OSB from mid-2002 to the present. On August 3, 2007, the Court granted the direct purchaser plaintiffs’ class certification motion and granted in part and denied in part the indirect purchaser plaintiffs’ class certification motion. Subsequent to the end of the third quarter, we finalized a settlement agreement, with the direct purchaser plaintiffs. Under the terms of the agreement, we paid $8.6 million (U.S.$8.6 million) into escrow to be distributed across the settlement class. In January 2008, the Company finalized a settlement agreement with the indirect purchaser plaintiffs. Under the terms of the agreement, the Company paid $1.3 million (U.S.$1.3 million) into escrow to be distributed across the settlement class. These settlement amounts, along with associated legal costs, were reflected in the Company’s results as at December 31, 2007. We received preliminary court approval of these settlements in March 2008. The Company continues to believe the allegations against it in these claims are entirely without merit. The decision to enter into the settlement agreement was solely an attempt to avoid prolonged litigation.
In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at March 31, 2008 cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, results of operations or cash flows.
Related Party Transactions
During the first quarter of 2008, we paid $42 thousand (2007: $30 thousand) to a company owned by our officers for rental charges relating to mill equipment. These transactions were conducted on normal commercial terms and prices.

Quarterly Comparative Financial Information

	Q1-08	Q4-07	Q3-07	Q2-07	Q1-07	Q4-06	Q3-06	Q2-06
								(3),(4)
(in millions, except per share data, unless otherwise noted)
Sales and earnings (loss)
Sales	$88.5	$100.8	$150.8	$157.5	$135.0	119.2	$181.1	$234.3
Operating loss	(38.0)	(175.6)	(45.0)	(37.8)	(30.8)	(53.8)	(106.7)	(6.0)
Foreign exchange (loss) gain on long-term debt	(36.1)	3.1	69.1	79.6	9.4	(43.5)	(1.2)	40.6
Net (loss) income	(88.2)	(184.5)	(37.2)	27.9	(22.8)	(78.1)	(77.5)	24.9
(Loss) earnings per share	(6.02)	(12.59)	(2.54)	1.91	(1.55)	(5.33)	(5.29)	1.71

Balance sheet
Total assets	1,050.5	1,100.6	1,331.2	1,459.0	1,435.9	1,504.2	1,532.0	1,561.8
Total long-term debt (1)	1,011.7	977.4	982.3	1,053.9	1,025.7	1,038.1	984.4	908.9
Common shares (2)	55.8	55.8	55.8	55.8	55.8	55.8	55.8	55.8
Retained (deficit) earnings	(32.0)	62.7	247.2	284.3	256.4	295.0	373.1	450.6
Cash dividends declared:
$ per share	—	—	—	—	—	—	—	1.00

Cash (used in) provided by operating activities	(40.5)	(64.2)	(18.6)	4.5	(49.1)	(63.9)	16.6	25.1

Key statistics
OSB shipments (mmsf 3/8”)	409.8	459.5	642.2	699.6	541.7	480.1	732.8	754.7
Average OSB price ($/msf)	171.5	172.4	198.7	188.7	202.2	205.1	211.5	277.9

(1)	Total long-term debt includes the current portion of long-term debt.

(2)	At May 14, 2008, the Company had 14,649,140 issued common shares.

(3)	Cash provided by operating activities in Q2-06 has been adjusted to reflect the reclassification of non-cash capital asset additions.

(4)	Net income, earnings per share and retained earnings in Q2-06 have been restated to reflect the reclassification of $2.4 million foreign exchange loss on long-term items from accumulated other comprehensive income (previously reported as the cumulative translation adjustment account) to other income.
OSB demand and product pricing was the main factor causing fluctuations in our sales over the past eight quarters. Sales prices steadily decreased in 2006 and remained low throughout 2007 and the first quarter of 2008, causing a decline in operating earnings, adjusted EBITDA and net income. Net loss in the first quarter of 2008 was further increased by log write-downs and the decision to stop benefiting currently incurred tax losses. The weakening of the Canadian dollar relative to the U.S. dollar at March 31, 2008 compared to December 31, 2007 created an unrealized foreign exchange loss on long-term debt. The strength of the Canadian dollar relative to the U.S. dollar throughout 2007 resulted in significant unrealized foreign exchange gains on our long-term debt in 2007, which reduced our net loss. In the fourth quarter of 2007, we recorded an $80.8 million write-down of capital assets, a $3.6 million impairment of intangible assets, a $51.0 million impairment of goodwill, a $1.3 million legal settlement and a $44.4 million tax valuation allowance. Net loss in the third quarter of 2007 was also impacted by a $52.1 million tax valuation allowance, an $8.6 million charge related to a legal settlement and an $8.6 million impairment of intangible assets. In the third quarter of 2006, we permanently closed an unprofitable production line and recognized related expenses and charges of $59.7 million in the period. OSB shipment volumes have varied in the past eight quarters depending on market-related production curtailments. Indefinite production curtailments are in effect at the following OSB facilities: Grand Rapids (since the fourth quarter of 2006), Cook (production was curtailed in the fourth quarter of 2006 and first quarter of 2007, as well as first quarter of 2008), High Level (first quarter of 2008).

Segmented Information
Our OSB and plywood product lines are reportable segments. Sales and costs of products sold are discussed by product segment elsewhere in this document.
Our geographic distribution of sales was as follows:

	Q1-08	Q1-07

(in millions)
United States	$62.8	$102.7
Canada	10.3	16.8
Overseas	15.4	15.5

	$88.5	$135.0

Capital assets attributed to countries based on location were as follows:

	2008	2007

(in millions)
Canada	$613.1	$620.4
United States	216.4	209.7

	$829.5	$830.1

Goodwill of $51,970 (2007: $51,970) is attributable to the acquisition of Voyageur Panel Canada Limited which is located in Canada.
Significant Accounting Estimates and Judgments
Management has made certain judgments and estimates that affect the reported amounts and other disclosures in our financial statements. We have not made any changes in accounting policies since December 31, 2007 except as noted below.
Changes in Accounting Policies
Effective January 1, 2008 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for capital disclosures, inventories and financial instruments presentation and disclosure.
Section 1535 — Capital Disclosures
This section establishes standards for disclosures about an entity’s capital and how it is managed. Under this standard, the Company is required to disclose qualitative information about its objectives, policies and processes for managing capital; to disclose quantitative data about it regards as capital; and to disclose whether an entity has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.
Section 3031 — Inventories
The Company has applied Section 3031 on a prospective basis, with opening inventory adjustments recorded against opening retained earnings. Under the new requirements, inventory must be valued at the lower of cost and net realizable value. Cost of panel products is defined as all costs that relate to bringing the inventory to its present location and condition under normal operating conditions and includes manufacturing costs, such as raw materials, labour and production overhead and amortization costs. Inventory cost is determined using the three month weighted average cost of production. Cost of logs is defined as all costs that relate to purchasing, harvesting and delivery of the logs to their present location, including labour, overhead and amortization. Materials, supplies and consumable spares are valued at the lower of cost and replacement cost, which approximates net realizable value, and are expensed when introduced into the production process. At January 1, 2008, capital spares of $1.2 million have been reclassified to capital assets and are amortized over the estimated remaining life of the related mill. The adjustment to opening inventory and retained earnings on adoption of Section 3031 was $6.5 million, net tax of $1.2 million.

Section 3862 — Financial Instruments — Disclosures
This section requires entities to provide disclosure of quantitative and qualitative information that enables users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks.
Section 3863 — Financial Instruments — Presentation
This section establishes standards for presentation of financial instruments and non-financial derivatives.
Significant Accounting Estimates and Judgments
Valuation of Inventory. We closely monitor conditions that could impact valuation of inventories or otherwise impair our assets. Inventories of logs and panel products are valued at the lower of average cost and net realizable value. Effective January 1, 2008, net realizable value of logs is determined based on estimated OSB selling prices less estimated costs of conversion. We base our estimate of selling price on sales orders that exist at balance sheet reporting dates and management’s estimate for forecasted sales prices based on supply, demand and industry trends. Prices fluctuate over time and it is probable that market values at the time of eventual sale will differ from our estimates.
Loss Contingencies. Our estimates of loss contingencies for legal proceedings and product warranty claims are based on various judgments and assumptions regarding the potential resolution or disposition of the underlying claims and associated costs.
Valuation of Long-Lived Assets. On an annual basis, we review the long-lived assets held and used by us (primarily property, plant and equipment, construction in progress and timber and logging roads) for impairment. Where changes, events or circumstances indicate that the assets may be impaired, additional reviews are undertaken. Assessing the valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when the book values exceed our estimate of the undiscounted future net cash flows associated with the related assets. We recorded a write-down of $80.8 million in 2007 related to the Grand Rapids OSB facility.
Management currently believes we have adequate support for the carrying value of our long-lived assets based on the anticipated cash flows that result from our estimates of future demand, pricing and production costs, and assuming certain levels of planned capital expenditures. However, should the markets for our products deteriorate to levels significantly below current forecasts or should capital not be available to fund operations or expenditures, it is possible that we will be required to record further impairment charges. From time to time we also review possible dispositions of various capital assets in light of current and anticipated economic and industry conditions, our financing and strategic plan and other relevant factors. As a result, we may be required to record further impairment charges in connection with any decision to close or dispose of such assets.
Amortization. Amortization of property, plant and equipment is principally based on the units of production method where the cost of equipment is amortized over the estimated units that will be produced during a conservative estimate of its useful life.
Goodwill. Goodwill and other intangible assets that are deemed to have an indefinite life are tested for impairment on an annual basis, and otherwise when indicators of impairment are determined to exist, by applying a fair value based test. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgments at many points during the analysis. In testing for potential impairment, the estimated fair value of the reporting unit, as determined based upon cash flow forecasts, is compared to the book value of the reporting unit. The key assumptions in estimating these cash flows include future production volumes and pricing of commodity products and future estimates of expenses to be incurred. Our assumptions regarding pricing are based upon the average pricing over the commodity cycle due to the inherent volatility of commodity product pricing. These prices are estimated from information gathered from industry research firms, research reports published by investment analysts and other published forecasts. Our estimates of expenses are based upon our long-range internal planning models and our expectation that we will continue to reduce product costs to offset inflationary impacts.

Due to the numerous variables associated with our judgments and assumptions relating to the valuation of assets in these circumstances, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates of the related impairment charges, if any, are subject to substantial uncertainties and, as additional information becomes known, we may change our estimates significantly. We recorded an impairment of goodwill of $51.0 million in 2007.
Employee Benefit Plans. Most of our Canadian employees and U.S. employees participate in defined benefit pension plans sponsored by the Company. We account for the consequences of our sponsorship of these plans in accordance with accounting principles generally accepted in Canada and the U.S., which require us to make actuarial assumptions that are used to calculate the related assets, liabilities and expenses recorded in our financial statements. While we believe we have a reasonable basis for these assumptions, which include assumptions regarding long-term rates of return on plan assets, life expectancies, rates of increase in salary levels, rates at which future values should be discounted to determine present values and other matters, the amounts of our pension related assets, liabilities and expenses recorded in our financial statements would differ if we used other assumptions.
Reforestation Obligation. Timber is harvested under various licenses issued by the Provinces of British Columbia and Alberta, which include future requirements for reforestation. The future estimated reforestation obligation is accrued and charged to earnings on the basis of the volume of timber cut. The estimates of reforestation obligation are based upon various judgments, assumptions. Both the precision and reliability of such estimates are subject to uncertainties and, as additional information becomes known, these estimates are subject to change.
Future Income Tax Assets and Liabilities. We record future income tax assets including the potential tax benefit of operating loss carry-forwards and future income tax liabilities. The amounts that we record for these assets and liabilities are based upon various judgments, assumptions and estimates, including judgments regarding the tax rates that will be applicable to the future income tax amounts, the likelihood that we will generate sufficient taxable income or gain to utilize future income tax assets. Due to the numerous variables associated with our judgments, assumptions and estimates relating to the valuation of our future income tax assets and liabilities, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainties and, as additional information becomes known, we may change our estimates.
Changes in Internal Control over Financial Reporting
No changes were made in our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Disclosure Controls and Procedures and Internal Controls over Financial Reporting
Disclosure controls and procedures are designed to provide reasonable, but not absolute assurance that all necessary information is reported to the CEO and CFO on a timely basis to ensure that the necessary decisions can be made regarding annual and interim financial statement disclosure.
An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted by management as at March 31, 2008. The certifying officers have evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2008, and have concluded that such controls and procedures are adequate and effective to ensure accurate and complete disclosures in the interim filings.
Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of the financial reporting and preparation of our consolidated financial statements in accordance with Canadian GAAP. However, because of inherent limitations in all control systems, absolute assurance cannot be provided that all misstatements have been detected.

Forward-looking statements in this interim report to shareholders relating to strategic alternatives and projected liquidity and to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating costs, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

AINSWORTH LUMBER CO. LTD.
Other Information
Unaudited

	March 31, 2008	December 31, 2007
Selected Balance Sheet Items ($000’s)
Cash	$26,899	$69,627
Short-term investments	880	835
Restricted cash	7,744	7,104
Adjusted working capital (Note 1)	63,242	124,643
Total assets	1,050,488	1,100,619
Total debt	1,011,665	977,372
Shareholders’ (deficiency) equity	(75,176)	12,739

	Three months ended March 31
	2008	2007
Reconciliation of Net Loss to Adjusted EBITDA ($000’s)
Net Loss	$(88,183)	$(22,766)
Add: Amortization of capital assets	11,221	15,139
Write-off of capital assets	837	—
(Gain) loss on disposal of capital assets	(2,750)	261
Cost of class action lawsuit	146	1,251
Finance expense	21,073	19,043
Income tax recovery	(3,655)	(18,481)
Foreign exchange loss (gain) on long-term debt	36,081	(9,434)
Other foreign exchange (gain) loss	(3,659)	2,019
Realized currency translation adjustment	1,465	570

Adjusted EBITDA (Note 2)	$(27,424)	$(12,398)

Product Sales ($000’s)
OSB	$70,281	$109,533
Plywood and Other	18,227	25,502

	$88,508	$135,035

Geographic Sales Distribution ($000’s)
USA	$62,815	$102,671
Canada	10,317	16,803
Overseas	15,376	15,561

	$88,508	$135,035

Product Shipment Volumes
OSB (msf-3/8”)	409,752	541,708
Plywood (msf-3/8”)	29,920	38,503
Veneer (msf-3/8”)	6,744	6,313

Production Volumes
OSB (msf-3/8”)	409,458	551,186
Plywood (msf-3/8”)	29,521	37,682
Veneer (msf-3/8”) (Note 3)	40,998	47,594

Note 1:	Adjusted working capital is a non-GAAP financial measure defined as working capital (GAAP) excluding future income taxes and restricted cash.

Note 2:	Adjusted EBITDA, a non-GAAP financial measure, is defined as sales less costs of products sold and selling and administrative expense plus other income.

Note 3:	Includes transfer volumes to Savona (for plywood production).

About Ainsworth

Ainsworth Lumber Co. Ltd. is a leading Canadian forest products company, with a 50-year reputation for quality products and unsurpassed customer service. The company has operations in Canada and the United States. In Alberta, the company’s operations include an oriented strand board (OSB) plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In British Columbia, the company’s operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, and a plywood plant at Savona. In Ontario, the company’s operations include an OSB plant at Barwick. In Minnesota, the company’s operations include OSB plants in Bemidji, Cook and Grand Rapids. The company’s facilities have a total annual capacity of 3.1 billion square feet (3/8” basis) of OSB, 156 million square feet (3/8” basis) of specialty overlaid plywood, and 200 million square feet (3/8” basis) of veneer.
Ainsworth Lumber Co. Ltd.
 Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200

Investor Relations Contacts:

Robert Allen
Chief Financial Officer
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: robert.allen@ainsworth.ca

Or

Bruce Rose
General Manager, Corporate Development
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: bruce.rose@ainsworth.ca

Common shares of
Ainsworth Lumber Co. Ltd.
are traded on the
Toronto Stock Exchange
under the symbol: ANS

Visit our web-site: www.ainsworth.ca